SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page
Signature Page	3

Overseas Regulatory Announcement on Share Reform dated October 21, 2007	Exhibit 99.1

Overseas Regulatory Announcement on Board of Directors Resolutions dated October 19, 2007	Exhibit 99.2

Announcement on Continuing Connected Transactions dated October 19, 2007	Exhibit 99.3

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: October 22, 2007	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

3

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Overseas Regulatory Announcement

Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and that there are no false presentations or misleading statements contained in, or material omissions from, this announcement.

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published domestically pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange, and in Hong Kong pursuant to the disclosure obligations under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Special Notice:

•	The Company will not disclose its A-share share reform proposal within the upcoming week. Investors are reminded to be aware of investments risks.

•	At present, holders of non-circulating shares of the Company are studying the relevant issues regarding the share reform of the Company. No specific proposals have been presented for the time being.

1.	Current Status of the Share Reform Proposal by Holders of Non-Circulating Shares of the Company

At present, holders of non-circulating shares of the Company are studying the relevant issues regarding the share reform of the Company. No specific proposals have been presented for the time being.

2.	Status of the Sponsoring Institution for the Share Reform of the Company

At present, the Company has not entered into any share reform sponsorship agreement with a sponsoring institution.

3.	Confidentiality and Responsibilities of Directors

All directors of the Company have confirmed and clearly informed the relevant parties to fulfill the obligation of confidentiality in accordance with the requirements of Article 7 of the Measures on the Administration of Share Reforms by Listed Companies.

All directors of the Company warrant the timely disclosure of matters in relation to the share reform in accordance with the requirements of Rules 7.3 and 7.4 of the Rules Governing Listing of Stocks on Shanghai Stock Exchange.

All directors of the Company have confirmed that they are aware of the penalties for failure to make statutory information disclosure and for insider dealing as stipulated in the Criminal Law, the Securities Law and the Measures on the Administration of Share Reforms by Listed Companies.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 21 October 2007

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

Exhibit 99.2

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Overseas Regulatory Announcement

Resolution of the 23rd Meeting of the Fifth Session of the Board of Directors

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false presentations or misleading statements contained in, or material omissions from, this announcement.

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The directors were informed of the convening of the 23rd meeting of the fifth session of the board of directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) (the “Meeting”) via facsimile and mail on 12 October 2007. The Meeting was held by correspondence on 19 October 2007. Of the 12 directors entitled to attend the Meeting, 12 of them attended the Meeting. The supervisory committee members and senior management of the Company attended the Meeting. The Meeting complied with the requirements of PRC Company Law and the articles of associations of the Company. Mr Rong Guangdao, Chairman of the Company, presided over the Meeting. As for the below resolutions involving connected transactions, directors Lei Dianwu and Xiang Hanyin abstained from voting due to their substantial interests in such transactions. The Meeting considered and approved the following resolutions:

Resolution 1	The establishment of the Independent Board Committee was considered and approved. The Independent Board Committee comprises Mr. Chen Xinyuan, Mr. Sun Chiping, Mr. Jiang Zhiquan and Mr. Zhou Yunnong (with 10 votes in favor, 0 vote against, 0 abstention);

Resolution 2	The appointment of Evolution Watterson Securities Limited as the independent financial adviser to the Independent Board Committee of the Company and the appointment of Shenyin & Wanguo Securities Co., Ltd. as the independent financial adviser to the Independent Shareholders of the Company were considered and approved (with 10 votes in favor, 0 vote against, 0 abstention);

Resolution 3	The signing of the Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement with China Petroleum & Chemical Corporation and China Petrochemical Corporation, respectively, was considered and approved. Such agreements will become effective upon approval at an extraordinary general meeting (with 10 votes in favor, 0 vote against, 0 abstention);

Resolution 4	The respective annual caps regarding the relevant continuing connected transactions for the years ending 31 December 2008, 31 December 2009 and 31 December 2010 were considered and approved (with 10 votes in favor, 0 vote against, 0 abstention);

Resolution 5	The drafts of the continuing connected transaction announcement and the related circular to shareholders; the authorization of Mr Rong Guangdao, Chairman of the Company, to make appropriate amendments to the connected transaction announcement and the related circular to shareholders; and the distribution of the circular to shareholders on or about 29 October, were considered and approved (with 10 votes in favor, 0 vote against, 0 abstention);

Resolution 6	That the relevant continuing connected transactions are transactions conducted on normal commercial terms in the usual and ordinary course of business of the Company and that the independent non-executive directors giving opinions expressively consenting with such view were considered and approved (with 10 votes in favor, 0 vote against, 0 abstention).

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 19 October 2007

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

2

Exhibit 99.3

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Announcement

Continuing Connected Transactions

The Company was granted waivers by the Hong Kong Stock Exchange from strict compliance with the relevant provisions of the Hong Kong Listing Rules with respect to certain Continuing Connected Transactions referred to in its prospectus published at the time of the Company’s initial public offering on 6 July 1993. Such connected transactions included purchase of raw materials, sale of petroleum products, sale of petrochemical products, agency sale of petrochemical products and provision of services.

Subsequently in February 2000 when China Petrochemical Corporation (formerly a substantial shareholder having a direct interest in the Company) underwent a major reorganization, the Hong Kong Stock Exchange confirmed that the waivers would remain valid following such reorganization.

As a result of the subsequent changes made to the Hong Kong Listing Rules by the Hong Kong Stock Exchange, the relevant waivers were no longer valid and the Company must comply with the relevant requirements of the Hong Kong Listing Rules so that it could continue to conduct the Continuing Connected Transactions. Under the Hong Kong Listing Rules, such Continuing Connected Transactions are subject to the approval of the Company’s Independent Shareholders. The Company entered into certain framework agreements (the “Original Framework Agreements”) with China Petrochemical Corporation and China Petroleum & Chemical Corporation on 28 April 2005. Details of the Original Framework Agreements were disclosed in the Company’s announcement dated 28 April 2005 and the Company’s circular dated 13 May 2005. The then Independent Shareholders of the Company approved the continuing connected transactions under the Original Framework Agreements at the extraordinary general meeting of the Company held on 28 June 2005 and resolved that the aggregate annual transaction value regarding the continuing connected transactions for the three years ending 31 December 2005, 2006 and 2007 should not exceed the approved annual caps. Subsequently, due to an unexpected substantial increase in international crude oil prices which triggered corresponding increase in the open market prices of petroleum products, the annual caps for the purchase of raw materials and the sale of petroleum products for 2005, which were approved by Independent Shareholders on 28 June 2005, were expected to be exceeded. Accordingly, in November 2005 the Company proceeded to amend the purchase of raw materials cap and the sale of petroleum products cap under the Original Framework Agreements, with an announcement published on 10 November 2005 and a circular to Shareholders dated 11 November 2005 to seek approval on the revised annual caps from the then Independent Shareholders. The then Independent Shareholders of the Company approved the revised caps at the extraordinary general meeting of the Company held on 30 December 2005.

As the Original Framework Agreements will expire soon on 31 December 2007 and the Company intends to continue to conduct similar transactions in the future in order to ensure that the normal operation of the Company will not be affected, the Board therefore proposes the Company to enter into a new set of Framework Agreements with China Petrochemical Corporation and China Petroleum & Chemical Corporation. Pursuant to the Hong Kong Listing Rules, the Continuing Connected Transactions under the Framework Agreements are subject to the approvals of the Company’s Independent Shareholders. Pursuant to the Shanghai Listing Rules, the Continuing Connected Transactions under the Framework Agreements are required to fulfill the relevant review and information disclosure procedures.

A circular containing details of the Continuing Connected Transactions together with a notice of, and forms of proxy for, a Shareholders’ meeting to approve the Continuing Connected Transactions, including a letter containing the advice of the independent financial adviser to the Independent Board Committee, will be despatched to the H Shareholders of the Company in accordance with the requirements of the Hong Kong Listing Rules. A notice will be published for the domestic Shareholders as soon as reasonably practicable. Shareholders of the Company who are deemed to have an interest in any of the Continuing Connected Transactions (being China Petroleum & Chemical Corporation) shall abstain from voting at the relevant Shareholders’ meeting. The Company and all members of the Board warrant that the information contained in this announcement is truthful, accurate and complete, and that there are no false presentations or misleading statements contained in, or material omissions from, this announcement.

1.	INTRODUCTION

The Company was granted waivers by the Hong Kong Stock Exchange from strict compliance with the relevant provisions of the Hong Kong Listing Rules with respect to the Continuing Connected Transactions at the time of the Company’s initial public offering on 6 July 1993. Subsequently in February 2000 when China Petrochemical Corporation (formerly a substantial shareholder having a direct interest in the Company) underwent a major reorganization, the Hong Kong Stock Exchange confirms that the waivers would remain valid following such reorganization.

As a result of the subsequent changes made to the Hong Kong Listing Rules by the Hong Kong Stock Exchange, the relevant waivers were no longer valid and the Company must comply with the relevant requirements of the Hong Kong Listing Rules so that it could continue to conduct the Continuing Connected Transactions. Under the Hong Kong Listing Rules, these Continuing Connected Transactions are subject to the approval of the Company’s Independent Shareholders. The Company entered into certain framework agreements (the “Original Framework Agreements”) with China Petrochemical Corporation and China Petroleum & Chemical Corporation on 28 April 2005. Details of the Original Framework Agreements were disclosed in the Company’s announcement dated 28 April 2005 and the Company’s circular dated 13 May 2005. The then Independent Shareholders of the Company approved the continuing connected transactions under the Original Framework Agreements at the extraordinary general meeting of the Company held on 28 June 2005 and resolved that the aggregate annual transaction value regarding the continuing connected transactions for the three years ending 31 December 2005, 2006 and 2007 should not exceed the approved annual caps. Subsequently, due to an unexpected substantial increase in international crude oil prices which triggered corresponding increase in the open market prices of petroleum products, the annual caps for the purchase of raw materials and the sale of petroleum products for 2005, which were approved by Independent Shareholders on 28 June 2005, were expected to be exceeded. Accordingly, in November 2005 the Company proceeded to amend the purchase of raw materials cap and the sale of petroleum products cap under the Original Framework Agreements, with an announcement published on 10 November 2005 and a circular to Shareholders dated 11 November 2005 to seek approval on the revised annual caps from the then Independent Shareholders. The then Independent Shareholders of the Company approved the revised caps at the extraordinary general meeting of the Company held on 30 December 2005.

As the Original Framework Agreements will expire soon on 31 December 2007 and the Company intends to continue to conduct similar transactions in the future in order to ensure that the normal operation of the Company will not be affected, the Board proposes the Company to enter into a new set of framework agreements with China Petrochemical Corporation and China Petroleum & Chemical Corporation. Pursuant to the Hong Kong Listing Rules, the transactions under the Framework Agreements are Continuing Connected Transactions subject to the approvals of the Company’s Independent Shareholders. Pursuant to the Shanghai Listing Rules, the Continuing Connected Transactions under the Framework Agreements are required to fulfill the relevant review and information disclosure procedures.

At the 23rd meeting of the 5th session of the Board held on 19 October 2007, the Board approved each of the Continuing Connected Transactions and the execution of the Framework Agreements.

An Independent Board Committee has been established to advise the Independent Shareholders as to the terms of the Continuing Connected Transactions and the proposed annual caps on the relevant Continuing Connected Transactions for the three years ending 31 December 2008, 2009 and 2010.

A circular containing details of the Continuing Connected Transactions together with a notice of, and forms of proxy for, a Shareholders’ meeting to approve the Continuing Connected Transactions, including a letter containing the advice of the independent financial adviser to the Independent Board Committee, will be despatched to the H Shareholders of the Company. A notice will be published for the domestic Shareholders as soon as reasonably practicable. Shareholders of the Company who are deemed to have an interest in any of the Continuing Connected Transaction shall abstain from voting at the relevant Shareholder’s meeting.

2.	CONTINUING CONNECTED TRANSACTIONS

2.1	Overview

The Company has, since its initial public offering on 6 July 1993, been conducting various transactions with China Petrochemical Corporation, China Petroleum & Chemical Corporation and their associates, including but not limited to the purchase of raw materials (e.g. crude oil, naphtha, ethylene, etc.), the sale of petroleum products (e.g. gasoline, diesel, jet fuel, etc.), the sale of petrochemical products (e.g. butadiene, benzene, etc.) and the agency sale of petrochemical products. The Company entered into a product supply and sale services framework agreement (the “Original Product Supply and Sale Services Framework Agreement”) with China Petroleum & Chemical Corporation on 28 April 2005. Details of the Original Product Supply and Sale Services Framework Agreement were disclosed in the Company’s announcement dated 28 April 2005 and the Company’s circular dated 13 May 2005. The revised annual caps for the purchase of raw materials and the sale of petroleum products under the Original Product Supply and Sale Services Framework Agreement were disclosed in the Company’s announcement dated 10 November 2005 and the Company’s circular dated 11 November 2005. The then Independent Shareholders of the Company first approved the continuing connected transactions under the Original Product Supply and Sale Services Framework Agreement at the extraordinary general meeting of the Company held on 28 June 2005, and subsequently approved the revised annual caps at the extraordinary general meeting of the Company held on 30 December 2005. As the Original Product Supply and Sale Services Framework Agreement will expire soon on 31 December 2007 and the Company intends to continue to conduct similar transactions in the future, the Board proposes the Company to enter into a new Product Supply and Sale Services Framework Agreement with China Petroleum & Chemical Corporation.

The Company has also from time to time obtained, in its ordinary and usual course of business, various non-core business services from service providers (including China Petroleum Corporation and its associates) to support and supplement the Company’s core business. These services include engineering design, construction and installation services, petrochemical industry insurance services and financial services. Accordingly, the Company entered into a comprehensive services framework agreement (the “Original Comprehensive Services Framework Agreement”) with China Petrochemical Corporation on 28 April 2005. Details of the Original Comprehensive Services Framework Agreement were disclosed in the Company’s announcement dated 28 April 2005 and the Company’s circular dated 13 May 2005. The then Independent Shareholders of the Company approved the continuing connected transactions under the Original Comprehensive Services Framework Agreement at the extraordinary general meeting of the Company held on 28 June 2005. As the Original Comprehensive Services Framework Agreement will expire soon on 31 December 2007 and the Company intends to continue to conduct similar transactions in the future, the Board proposes the Company to enter into a new Comprehensive Services Framework Agreement with China Petrochemical Corporation so as to continue to obtain these services.

The table below sets forth a summary of each of the Framework Agreements:

Category of connected transaction	Segment by product or activity	Connected parties	Expiry date	Historical figures (RMB in millions)			Historical annual caps approved in 2005 (RMB in millions)			Estimated annual caps (RMB in millions)
				For the year ended 31 December		For the six months ended 30 June	For the year ending 31 December			For the year ending 31 December
				2005	2006	2007	2005	2006	2007	2008	2009	2010
Product Supply and Sale Services Framework Agreement
Purchase of raw materials	Crude oil, petrochemical feedstocks (e.g. naphtha, ethylene, etc.) and other raw materials	The provision of raw materials to the Company by China Petroleum & Chemical Corporation and its associates	Three years expiring on 31 December 2010	26,209	33,803	16,981	28,460	39,102	47,002	53,000	63,000	73,000

Sale of petroleum products	Petroleum products (including gasoline, diesel, jet fuel, etc.)	The sale of petroleum products by the Company to China Petroleum & Chemical Corporation (Huadong Sales branch)	Three years expiring on 31 December 2010	15,855	15,843	8,132	16,214	22,000	26,400	28,000	36,500	45,000

Sale of petrochemical products	Petrochemical products (e.g. butadiene, benzene, etc.)	The sale of petrochemical products by the Company to China Petroleum & Chemical Corporation (Shanghai Gao Qiao Branch) and other associates of China Petroleum & Chemical Corporation	Three years expiring on 31 December 2010	3,751	4,067	2,191	4,000	4,400	4,840	7,000	8,500	11,000

Property leasing	Property leasing services of certain housing units at Huamin Empire Plaza, No.728, Yanan Road West, Shanghai	The provision of property leasing services by the Company to China Petroleum and Chemical Corporation and its associates	Three years expiring on 31 December 2010	Nil	Nil	Nil	Nil	Nil	Nil	28	30	33

Agency sale of petrochemical products	Resins, synthetic fiber raw materials and polymers, synthetic fibers, intermediate petrochemicals, by-products of ethylene cracking and aromatics facilities, as well as off-spec products related to the aforementioned five types of products	The provision of agency sale services to the Company by China Petroleum & Chemical Corporation and its associates	Three years expiring on 31 December 2010	71	183	94	153.2	330	381	250	310	380

Comprehensive Services Framework Agreement
Construction, installation and engineering design services	The provision of construction, installation and project design services regarding petrochemical equipment	Provided to the Company by China Petrochemical Corporation and its associates	Three years expiring on 31 December 2010	183	195	65	412	280	320	550	330	550

Petrochemical industry insurance services	The provision of comprehensive insurance services regarding the production of petrochemicals	Provided to the Company by China Petrochemical Corporation	Three years expiring on 31 December 2010	96	99	50	100	110	150	110	120	130

Financial services	The provision of financial services, including the arrangement of deposits, loans, financing leases, acceptance or discounting of bills, guarantees, and other financial services	Provided to the Company by Sinopec Finance Company Limited, an associate of China Petrochemical Corporation	Three years expiring on 31 December 2010	6	7	1	6	7	9	40	45	50

2.2	The connected parties and their relationships

At present, China Petroleum & Chemical Corporation holds 55.56% equity interest of the Company’s issued share capital and is the controlling shareholder of the Company. China Petrochemical Corporation is the ultimate parent company of the Company. Certain information regarding China Petroleum & Chemical Corporation and China Petrochemical Corporation is set out as follows:

Name of company:	China Petroleum & Chemical Corporation	China Petrochemical Corporation

Registered address:	No.A6 Hui Xin East Street, Chaoyang District, Beijing, PRC	No.A6 Hui Xin East Street, Chaoyang District, Beijing, PRC

Company type:	Joint stock limited company (listed in Hong Kong, Shanghai, New York and London)	Group company

Authorized representative:	Su Shulin	Su Shulin

Date of incorporation:	February 2000	August 1998

Term of operation:	Permanent and renewable term	Permanent and renewable term

Registered capital:	RMB86,702,439,000	RMB104,900,000,000

Principal operation:	Exploring for, extracting and selling crude oil and natural gas; pipe transportation of crude oil and natural gas; oil refining; production, sale and transportation of petrochemical, fibre and other chemical products, wholesaling, retailing, storage and transportation of oil products and other petroleum products; operation of convenience stores; production of electricity; production and installation of machineries; design and construction; purchase and sale of raw materials, coal, equipment and apparatus; production and management of equipment; research, development and application of technologies and information; import and export business; transfer of technology and labor.

The ownership and controlling relationship between the Company and its ultimate parent company are set out below:

As both China Petroleum & Chemical Corporation and China Petroleum Corporation are substantial shareholders (as defined in the Hong Kong Listing Rules) of the Company, they and their associates are connected persons of the Company under the Hong Kong Listing Rules. The Company and each of the connected parties involved in the Continuing Connected Transactions (except where the connected party is China Petrochemical Corporation) are owned by the same ultimate beneficial owner, China Petrochemical Corporation, either directly or indirectly.

2.3	Background, reasons for the transactions, pricing policies and the proposed annual caps

2.3.1	Purchase of raw materials

Background: The Company produces over 60 different types of products representing a broad range of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. Each of these products are created from the chemical processing of crude oil, naphtha, paraxylene and other intermediate petrochemical raw materials. Since the Company’s initial public offering on 6 July 1993, the Company has been purchasing and will continue to purchase crude oil, naphtha, ethylene and other intermediate petrochemical raw materials from China Petroleum & Chemical Corporation and its associates, in order to produce various types of products.

The table below sets out the historical figures of the Company’s aggregate purchases of petroleum raw materials from China Petroleum & Chemical Corporation and China Petroleum & Chemical Corporation’s associates for each of the two years ended 31 December 2005 and 2006 and for the six months ended 30 June 2007:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2005	2006	2007
Aggregate purchases of raw materials from China Petroleum & Chemical Corporation and its associates	26,209	33,803	16,981

The Company entered into the Original Product Supply and Sale Services Framework Agreement, which included the continuing connected transaction regarding the purchase of raw materials, with China Petroleum & Chemical Corporation on 28 April 2005. The terms of the Original Product Supply and Sale Services Framework Agreement and the connected transactions were approved at the extraordinary general meetings of the Company held on 28 June 2005 and 30 December 2005. As at the date of this announcement, the terms of the Original Product Supply and Sale Services Framework Agreement and the connected transactions continue to have full effect and remain unchanged. However, as the Original Product Supply and Sale Services Framework Agreement will expire soon on 31 December 2007, the Board proposes the Company to enter into a new Product Supply and Sale Services Framework Agreement with China Petroleum & Chemical Corporation so as to continue to purchase raw materials from China Petroleum & Chemical Corporation and its associates for the three years ending 31 December 2008, 2009 and 2010.

Reasons for such transactions: The oil and petrochemical industry in the PRC has always been subject to extensive regulation by the PRC government. The Company’s allocation of its raw materials requirements is governed by State regulations and measures. As the Company does not possess reserves of crude oil and other raw materials, it is necessary to continue to purchase raw materials from China Petroleum & Chemical Corporation. Since the Company’s initial public offering on 6 July 1993, it has been purchasing crude oil, naphtha, ethylene and other intermediate petrochemical raw materials from China Petroleum & Chemical Corporation and its associates (including Sinopec Pipeline Transport and Storage Company, China International United Petroleum & Chemicals Co., Ltd. and the Shanghai Gao Qiao Branch of China Petroleum & Chemical Corporation). An interruption of raw materials supply from China Petroleum & Chemical Corporation would definitely cause a material adverse impact on the Company’s production of its petroleum and petrochemical products. Accordingly, the Board believes that it is in the interest of the Company and its Shareholders as a whole to continue the purchase of raw materials from China Petroleum & Chemical Corporation and its associates, and all independent non-executive Directors of the Company agree with this view. In addition, the Company is required at all times to purchase raw materials from one of the four authorized crude oil importers, and the associates of China Petroleum & Chemical Corporation are one of these crude oil importers.

Pricing: Pursuant to the Product Supply and Sale Services Framework Agreement, the purchase of crude oil and relevant raw materials from China Petroleum & Chemical Corporation and its associates are priced in accordance with the following pricing policies:

(a)	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s purchases shall follow the State tariffs; or

(b)	if there are no State tariffs, but if there are applicable State’s guidance prices, the pricing of the Company’s purchases shall follow the State’s guidance prices; or

(c)	if there are no applicable State tariffs or State’s guidance prices, the pricing of the Company’s purchases shall be determined in accordance with the prevailing market prices (including any bidding prices).

The Company will settle the payment for its raw material purchases by way of cash payments in accordance with the payment terms set out in each of the individual sales contracts for the purchase of such raw materials.

Annual caps: For the three years ending 31 December 2008, 2009 and 2010, the Company proposes that the annual transaction values in relation to the purchase of raw materials from China Petroleum & Chemical Corporation and its associates shall not, in aggregate, exceed the annual caps of RMB53 billion, RMB63 billion and RMB73 billion, respectively. In 2005, the then Independent Shareholders of the Company approved the revised annual caps of RMB28.46 billion, RMB39.102 billion and RMB47.002 billion in relation to the purchase of raw materials for the two years ended 31 December 2005 and 2006 and the year ending 31 December 2007, respectively. The revised annual caps for 2005 and 2006 were not exceeded and based on the current estimate, the Company is of the view that it is highly unlikely that the revised annual cap for 2007 will be exceeded.

The annual caps referred to above are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of purchases of raw materials from China Petroleum & Chemical Corporation and its associates;

(b)	the Company’s estimate of its business growth;

(c)	the Company’s estimate of the increase in its production capacity;

(d)	the Company’s estimate of the increases in the costs of raw materials; and

(e)	the Company’s estimate of the impact of possible price fluctuations brought by geopolitical factors and speculations on energy prices caused by speculative funds in the international capital market, apart from the price fluctuations brought by ordinary demand and supply balance.

Besides, the Company has recently completed the construction of certain facilities, including the 380,000 tonnes per year ethylene glycol project (completed on 3 March 2007) and the 3,300,000 tonnes per year diesel hydrogenation project (completed on 18 June 2007). The proposed 1,200,000 tonnes per year delayed coking facility and the 600,000 tonnes per year PX aromatics complex are also expected to be constructed. These newly completed and proposed projects will substantially increase the Company’s production capacity, thereby leading to a substantial increase in the Company’s demand for crude oil and other raw materials.

The Company is aware that the proposed annual cap for the year ending 31 December 2008 has increased as compared to the previous annual caps. This is principally because the Company estimated that international crude oil prices may further increase which will directly lead to an increase in the prices of its raw materials. Apart from the reasons set out above, this is also due to the fact that the raw materials supply pipeline between the Company and Shanghai Secco Petrochemical Company Limited (a connected person of the Company which is a joint venture company established by British Petroleum plc, China Petroleum & Chemical Corporation and the Company with respective shareholdings of 50%, 30% and 20%) has been constructed and has now commenced operation. This supply pipeline will continue to provide a stable, quick, convenient, reliable and mutually beneficial supply of intermediate raw materials to the Company. The quantity of raw materials to be supplied to the Company through the pipeline is expected to increase substantially in the future, thereby substantially increasing the Company’s estimate for its raw materials requirement in the next three years.

In addition, the Company’s subsidiary, China Jinshan Associated Trading Corporation (“China Jinshan”), has undergone a restructuring exercise with respect to its shareholding structure. The equity interests of an associate of China Petroleum & Chemical Corporation in China Jinshan has increased from nil to 22.67%, thereby making China Jinshan a connected person of the Company pursuant to Rule 14A.11(5) of the Hong Kong Listing Rules and Shanghai Listing Rules. Accordingly, importing raw materials to the Company through China Jinshan has, and will, become continuing connected transactions of the Company, and the entire amount of such raw material imports is included in the Company’s calculation of the proposed annual caps for the next three years.

2.3.2	Sale of petroleum products

Background: Transactions involving sale and purchase of petroleum products including gasoline, diesel and jet fuel, etc., are subject to regulation by the PRC government. Since the Company’s initial public offering on 6 July 1993, the Company has been selling and will continue to sell petroleum products in accordance with the State’s requirement to China Petroleum & Chemical Corporation including its Huadong Sales branch.

China Petroleum & Chemical Corporation was one of the Company’s five largest customers for each of the two years ended 31 December 2005 and 2006 and for the six months ended 30 June 2007. The table below sets out the historical figures of the Company’s aggregate sales of petroleum products to China Petroleum & Chemical Corporation for each of the two years ended 31 December 2005 and 2006 and for the six months ended 30 June 2007:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2005	2006	2007
Aggregate sale of petroleum products to China Petroleum & Chemical Corporation	15,855	15,843	8,132

The Company entered into the Original Product Supply and Sale Services Framework Agreement, which included the continuing connected transaction regarding the sale of petroleum products, with China Petroleum & Chemical Corporation on 28 April 2005. The terms of the Original Product Supply and Sale Services Framework Agreement and the connected transactions were approved at the extraordinary general meetings held on 28 June 2005 and 28 December 2005. As at the date of this announcement, the terms of the Original Product Supply and Sale Services Framework Agreement and the connected transactions continue to have full effect and remain unchanged. However, as the Original Product Supply and Sale Services Framework Agreement will expire soon on 31 December 2007, the Board proposes the Company to enter into a new Product Supply and Sale Services Framework Agreement with China Petroleum & Chemical Corporation so as to continue the sale of petroleum products to China Petroleum & Chemical Corporation and its associates for the three years ending 31 December 2008, 2009 and 2010.

Reasons for such transactions: China’s oil and petrochemical industry has always been subject to extensive regulation by the PRC government. Transactions involving the sale and purchase of petroleum products are controlled by the PRC government. Accordingly, the Company’s sale of petroleum products is governed by the relevant PRC regulations and measures. These regulations and measures dictate the transaction value, the volume and all other terms and conditions at which the Company conducts its sale of petroleum products.

Pricing: Pursuant to the Product Supply and Sale Services Framework Agreement, the sale of petroleum products to China Petroleum & Chemical Corporation and its associates is determined in accordance with the following pricing policies:

(a)	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s sales shall follow the State tariffs; or

(b)	if there are no State tariffs, but if there are applicable State’s guidance prices, the pricing of the Company’s sales shall follow the State’s guidance prices; or

(c)	if there are no applicable State tariffs or State’s guidance prices, the pricing of the Company’s sales shall be determined in accordance with the prevailing market prices (including any bidding prices).

China Petroleum & Chemical Corporation and its associates will settle payment for their purchases of the Company’s petroleum products by way of cash payments in accordance with the payment terms set out in each of the individual sales contracts for the sale of such petroleum products.

Annual caps: For the three years ending 31 December 2008, 2009 and 2010, the Company proposes that the annual transaction values in relation to the sale of petroleum products to China Petroleum & Chemical Corporation and its associates shall not, in aggregate, exceed the annual caps of RMB28 billion, RMB36.5 billion and RMB45 billion, respectively. In 2005, the then Independent Shareholders of the Company approved the revised annual caps of RMB16.214 billion, RMB22 billion and RMB26.4 billion in relation to the sale of petroleum products for the two years ended 31 December 2005 and 2006 and the year ending 31 December 2007, respectively. The revised annual caps for 2005 and 2006 were not exceeded and based on the current estimate, the Company is of the view that it is highly unlikely that the revised annual cap for 2007 will be exceeded.

The annual caps referred to above are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the sale of petroleum products to China Petroleum & Chemical Corporation and its associates;

(b)	the current prices of petroleum products and expectations on the State’s reform of the petroleum product pricing mechanism;

(c)	the Company’s estimate of the increase in international crude oil prices;

(d)	the Company’s estimate of the increase in the overall demand for petroleum products in the PRC.

Besides, the Company has recently completed the construction of certain facilities, including the 380,000 tonnes per year ethylene glycol project (completed on 3 March 2007) and the 3,300,000 tonnes per year diesel hydrogenation project (completed on 18 June 2007). The proposed 1,200,000 tonnes per year delayed coking facility and the 600,000 tonnes per year PX aromatics complex are also expected to be constructed. These newly completed and proposed projects will substantially increase the Company’s production capacity. Accordingly, the Company expects the sale of its petroleum products to increase substantially as a result of the production capacity expansion.

The Company is aware that the proposed annual cap for the year ending 31 December 2008 has increased as compared to the previous annual caps, which is primarily due to the Company’s expectation of the State’s reform of the petroleum products pricing mechanism. The Company proposed the aforementioned annual caps after taking such factors into account.

2.3.3	Sale of petrochemical products

Background: In addition to sale of petroleum products, the Company has in the past in the ordinary and usual course of its business sold certain petrochemical products, including butadiene, benzene, etc, to the Shanghai Gao Qiao Branch of China Petroleum & Chemical Corporation.

The table below sets forth the historical figures of the Company’s total sales of its petroleum products to the Shanghai Gao Qiao Branch of China Petroleum & Chemical Corporation and other associates of China Petroleum & Chemical Corporation for each of the two years ended 31 December 2005 and 2006 and for the six months ended 30 June 2007:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2005	2006	2007
Sale of petrochemical products to China Petroleum & Chemical Corporation (Shanghai Gao Qiao Branch) and other associates of China Petroleum & Chemical Corporation	3,751	4,067	2,191

The Company entered into the Original Product Supply and Sale Services Framework Agreement, which included the continuing connected transaction regarding the sale of petrochemical products, with China Petroleum & Chemical Corporation on 28 April 2005. The terms of the Original Product Supply and Sale Services Framework Agreement and the connected transactions were approved at the extraordinary general meeting held on 28 June 2005. As at the date of this announcement, the terms of the Original Product Supply and Sale Services Framework Agreement and the connected transactions continue to have full effect and remain unchanged. However, as the Original Product Supply and Sale Services Framework Agreement will expire soon on 31 December 2007, the Board proposes the Company to enter into a new Product Supply and Sale Services Framework Agreement with China Petroleum & Chemical Corporation so as to continue the sale of its petrochemical products to China Petroleum & Chemical Corporation and its associates for the three years ending 31 December 2008, 2009 and 2010.

Reasons for such transactions: The Company believes that sale of petrochemical products to China Petroleum & Chemical Corporation reduces the needs for a prolonged stocking of its petrochemical products in its inventory. In addition, as the Company has already established an amicable customer-supplier relationship with China Petroleum & Chemical Corporation, it believes that an alliance with a reputable international petrochemical corporation such as China Petroleum & Chemical Corporation can further promote its brand name and assist the development and market expansion for its products.

Pricing: Pursuant to the Product Supply and Sale Services Framework Agreement, the sale of petrochemical products to China Petroleum & Chemical Corporation and its associates under the Product Supply and Sale Services Framework Agreement are determined according to the following pricing policies:

(a)	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s sales shall follow the State tariffs;

(b)	if there are no State tariffs, but if there are applicable State’s guidance prices, the pricing of the Company’s sales shall follow the State’s guidance prices; or

(c)	if there are no applicable State tariffs or State’s guidance prices, the pricing of the Company’s sales shall be determined in accordance with the prevailing market prices (including any bidding prices).

China Petroleum & Chemical Corporation and its associates will settle payment for their purchases of the Company’s petrochemical products by way of cash payments in accordance with the payment terms set out in each of the individual sales contracts for the sale of such petrochemical products.

Annual caps: For the three years ending 31 December 2008, 2009 and 2010, the Company proposes the annual transaction values in relation to the sale of petrochemical products to China Petroleum & Chemical Corporation and its associates shall not, in aggregate, exceed the annual caps of RMB7 billion, RMB8.5 billion and RMB11 billion, respectively. In 2005, the then Independent Shareholders of the Company approved the annual caps of RMB4 billion, RMB4.4 billion and RMB4.84 billion in relation to the sale of petrochemical products for the two years ended 31 December 2005 and 2006 and the year ending 31 December 2007, respectively. The annual caps for 2005 and 2006 were not exceeded and based on the current estimate, the Company is of the view that it is highly unlikely that the annual cap for 2007 will be exceeded.

The annual caps referred to above are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the sale of its petrochemical products to China Petroleum & Chemical Corporation and its associates;

(b)	the Company’s estimate of the increase in the costs of raw materials;

(c)	the Company’s estimate of the increase in the overall demand for petrochemical products in the PRC; and

(d)	the Company’s estimate of the increase in the market prices of petrochemical products.

Besides, the Company has recently completed the construction of certain facilities, including the 380,000 tonnes per year ethylene glycol project (completed on 3 March 2007) and the 3,300,000 tonnes per year diesel hydrogenation project (completed on 18 June 2007). The proposed 1,200,000 tonnes per year delayed coking facility and the 600,000 tonnes per year PX aromatics complex are also expected to be constructed. These newly completed and proposed projects will substantially increase the Company’s production capacity. Accordingly, the Company expects its petrochemical product sale to increase substantially as a result of the production capacity expansion. The Company proposed the aforementioned annual caps after taking such factors into account.

2.3.4	Property leasing

Background: In 2004, the Company purchased the property rights of the 16th to 28th floors of Huamin Empire Plaza, No.728 Yanan Road West, Shanghai, to be used as the Company’s city office while part of the property was leased out. The leasing service was not directly provided by the Company or its subsidiaries to its connected person, therefore property leasing is not a type of continuing connected transaction carried out by the Company in the past. It has not been included in the Original Framework Agreements and no annual cap has been set with respect to property leasing before.

Reasons for such transactions: Part of the property is leased to China Petroleum & Chemical Corporation and its associates. Taking into account the solid financial background and reputation of China Petroleum & Chemical Corporation, the Board proposes the Company to lease the property directly to China Petroleum & Chemical Corporation and its associates in the future and to include property leasing as a category of Continuing Connected Transaction in the Product Supply and Sale Services Framework Agreement.

Pricing: Pursuant to the Product Supply and Sale Service Framework Agreement, the leasing of property to China Petroleum & Chemical Corporation and its associates is priced in accordance with the then market prices. The Company will generally receive rental payments in cash payments in accordance with the rental payment terms set out in the individual lease agreement.

Annual caps: For the three years ending 31 December 2008, 2009 and 2010, the Company proposes that the annual transaction values in relation to property leasing to China Petroleum & Chemical Corporation and its associates shall not, in aggregate, exceed the annual caps of RMB28 million, RMB30 million and RMB33 million, respectively.

The annual caps referred to above are determined with reference to:

(a)	the market prices of similar properties in Shanghai in the past three years; and

(b)	the Company’s estimate of the increase in rental prices for office properties in Shanghai.

2.3.5	Agency sale of petrochemical products

Background: In the ordinary and usual course of the Company’s business, the Company has in the past entered into sale arrangements with its agents pursuant to which the agents will, on behalf of the Company, procure purchasers for the Company’s petrochemical products, including resins, synthetic fiber raw materials and polymers, synthetic fibers, intermediate petrochemicals, by-products of ethylene cracking and aromatics facilities, as well as off-spec products related to the aforementioned five types of products, on a commission basis.

The sales agents with whom the Company entered into these ongoing arrangements include China Petroleum & Chemical Corporation and its associates. The table below sets forth the historical figures of the aggregate agency commissions that the Company paid to China Petroleum & Chemical Corporation and its associates for each of the two years ended 31 December 2005 and 2006 and for the six months ended 30 June 2007:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2005	2006	2007
Aggregate agency commissions the Company paid to China Petroleum & Chemical Corporation and its associates	71	183	94

The Company entered into the Original Product Supply and Sale Services Framework Agreement, which included the continuing connected transaction regarding agency sale of petrochemical products, with China Petroleum & Chemical Corporation on 28 April 2005. On 25 August 2005, the Company entered into a petrochemical products agency sale contract with China Petroleum & Chemical Corporation to appoint China Petroleum & Chemical Corporation as a non-exclusive sales agent to continue the agency sale of resins, synthetic fibers, synthetic fiber raw materials and polymers, organic chemical products, by-products of ethylene cracking and aromatics facilities, as well as off-spec products related to the aforementioned five types of products produced by the Company. The terms of the Original Product Supply and Sale Services Framework Agreement and the connected transactions were approved at the extraordinary general meeting held on 28 June 2005, while the petrochemical products agency sale contract was approved at a meeting of the Board held on 25 August 2005. As at the date of this announcement, the terms of the Original Product Supply and Sale Services Framework Agreement, the petrochemical products agency sale contract and the connected transactions would continue to have full effect remain unchanged. However, as the Original Product Supply and Sale Services Framework Agreement and the petrochemical products agency sale contract will expire soon, the Board proposes the Company to enter into a new Product Supply and Sale Services Framework Agreement with China Petroleum & Chemical Corporation so as to continue to appoint China Petroleum & Chemical Corporation and its associates as agents of the Company in respect of the agency sale of the Company’s petrochemical products for the three years ending 31 December 2008, 2009 and 2010.

Reasons for such transactions: Trading, distribution and marketing of the Company’s products are important elements in the success of the business of the Company. The Company considers that the broadening of its trading, distribution and marketing network will benefit the Company.

China Petroleum & Chemical Corporation is one of the largest petrochemical companies in the world and has a strong global trading, distribution and marketing network. The Company considers that by appointing China Petroleum & Chemical Corporation as its sales agent, it will benefit from China Petroleum & Chemical Corporation’s experience, expertise and strong global network, increase the sales of its petrochemical products and further improve the Company’s bargaining position with customers.

Pricing: Pursuant to the Product Supply and Sale Services Framework Agreement, the commissions payable to China Petroleum & Chemical Corporation and its associates in connection with the agency sale of the Company’s petrochemical products under the Product Supply and Sale Services Framework Agreement are determined on the prevailing market commission rates for agency sale of the Company’s petrochemical products.

The Company will pay the commissions by way of cash payments generally on a monthly basis.

Annual caps: For the three years ending 31 December 2008, 2009 and 2010, the Company proposes the annual agency commission payable to China Petroleum & Chemical Corporation and its associates for sale of the Company’s petrochemical products shall not, in aggregate, exceed the annual caps of RMB0.25 billion, RMB0.31 billion and RMB0.38 billion, respectively. In 2005, the then Independent Shareholders of the Company approved the annual caps of RMB0.1532 billion, RMB0.33 billion and RMB0.381 billion in relation to the annual agency sale of the Company’s petrochemical products for the two years ended 31 December 2005 and 2006 and the year ending 31 December 2007, respectively. The annual caps for 2005 and 2006 were not exceeded and based on the current estimate, the Company is of the view that it is highly unlikely that the annual cap for 2007 will be exceeded.

The annual caps referred to above are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of agency sale of petrochemical products through China Petroleum & Chemical Corporation and its associates;

(b)	the Company’s estimate of the increase in the overall demand for petrochemical products in the PRC;

(c)	the Company’s estimate of the increase in petrochemical product prices resulting from the increase in international crude oil prices; and

(d)	the Company’s estimate of its increase in production capacity as further explained in the paragraph below.

The Company has recently completed the construction of certain facilities, including the 380,000 tonnes per year ethylene glycol project (completed on 3 March 2007), the 3,300,000 tonnes per year diesel hydrogenation project (completed on 18 June 2007). The proposed 1,200,000 tonnes per year delayed coking facility and the 600,000 tonnes per year PX aromatics complex are also expected to be constructed. These newly completed and proposed projects will substantially increase the Company’s production capacity. Accordingly, the Company expects its agency sale of petrochemical products to increase substantially as a result of its production capacity expansion. The Company proposed the aforementioned annual caps after taking such factors into account.

2.3.6	Provision of construction, installation and engineering design services

Background: The Company maintains several technology development centers and research institutes to upgrade and optimize existing products and processes and to develop new technology, products, processes and equipment relating to the business of the Company. The actual designing and implementation of such designs are carried out by external service providers.

Since the Company’s initial public offering on 6 July 1993, the Company has from time to time obtained in the ordinary and usual course of its business construction, installation and engineering design services from service providers including China Petrochemical Corporation Ningbo Engineering Company Limited and China Petrochemical Corporation Shanghai Engineering Company Limited, both of which are subsidiaries of China Petrochemical Corporation.

The table below sets forth the historical figures of the aggregate design and construction fees the Company paid to (i) Shanghai Petrochemical Engineering Company and (ii) Sinopec Design College for each of the two years ended 31 December 2005 and 2006 and for the six months ended 30 June 2007:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2005	2006	2007
Aggregate construction, installation and engineering design fees the Company paid to China Petrochemical Corporation and its associates	183	195	65

The Company entered into the Original Comprehensive Services Framework Agreement, which included the continuing connected transaction regarding construction, installation and engineering design services, with China Petrochemical Corporation on 28 April 2005. The terms of the Original Comprehensive Services Framework Agreement and the connected transactions were approved at the extraordinary general meeting held on 28 June 2005. As at the date of this announcement, the terms of the Original Comprehensive Services Framework Agreement and the connected transactions continue to have full effect and remain unchanged. However, as the Original Comprehensive Services Framework Agreement will expire soon on 31 December 2007, the Board proposes the Company to enter into a new Product Comprehensive Services Framework Agreement with China Petrochemical Corporation so as to continue to obtain construction, installation and engineering design services from China Petrochemical Corporation and its associates for the three years ending 31 December 2008, 2009 and 2010.

Reasons for such transactions: The Company believes that China Petrochemical Corporation and its associates have consistently been able to meet the Company’s stringent demands for highly technical design, as well as construction and installation specifications and timely delivery of services. As the Company considers that having reliable and co-operative service providers are important and beneficial to the Company, obtaining services from China Petrochemical Corporation and its associates allows the Company to secure essential control over its future developments and to ensure timely completion of its future projects while maintaining the requisite quality.

Pricing: Pursuant to the Comprehensive Services Framework Agreement, the fees payable to China Petrochemical Corporation and its associates in relation to the provision of construction, installation and engineering design services under the Comprehensive Services Framework Agreement are priced according to the prevailing market prices (including any bidding prices) for such services.

The Company will settle the fees by way of cash payments in accordance with the payment terms set out in each of the individual service contracts for the provision of such services.

Annual caps: For the three years ending 31 December 2008, 2009 and 2010, the Company proposes that the annual fees payable in relation to the provision of construction, installation and engineering design services to China Petrochemical Corporation and its associates shall not, in aggregate, exceed the annual caps of RMB0.55 billion, RMB0.33 billion and RMB0.55 billion, respectively. In 2005, the then Independent Shareholders of the Company approved annual caps of RMB0.412 billion, RMB0.28 billion and RMB0.32 billion in relation to the provision of construction, installation and engineering design services for the two years ended 31 December 2005 and 2006 and the year ending 31 December 2007, respectively. The annual caps for 2005 and 2006 were not exceeded and based on the current estimate, the Company is of the view that it is highly unlikely that the annual cap for 2007 will be exceeded.

The annual caps referred to above are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the provision of construction, installation and engineering design services by China Petrochemical Corporation and its associates;

(b)	the Company’s estimate of the construction, installation and engineering design services costs which are required to satisfy its existing and future development; and

(c)	the Company’s estimate of the increase in the market prices of construction, installation and engineering design services based on the historical economic data and data in relation to the future economic growth in the PRC.

The Company expects such expenses to increase substantially in the next three years due to the construction of the 600,000 tonnes per year PX aromatics complex, the 1,200,000 tonnes per year delayed coking plant facility, the 150,000 tonnes per year C5 segregation facility, the 620 tonnes per hour steam boiler and the 100 megawatt power generation project and other projects for the improvement of technology. The Company proposed the aforementioned annual caps after taking such factors into account.

2.3.7	Provision of petrochemical industry insurance services

Background: Since the Company’s initial public offering on 6 July 1993, the Company has been, in the ordinary and usual course of its business, using insurance agency services provided by China Petrochemical Corporation for the insurance of its petrochemicals production, property, facilities and inventory.

The table below sets forth the historical figures of the aggregate insurance premium the Company paid to China Petrochemical Corporation for each of the two years ended 31 December 2005 and 2006 and for the six months ended 30 June 2007:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2005	2006	2007
Aggregate insurance premium the Company paid to China Petrochemical Corporation	96	99	50

The Company entered into the Original Comprehensive Services Framework Agreement, which included the continuing connected transaction regarding the provision of petrochemical industry insurance services, with China Petrochemical Corporation on 28 April 2005. The terms of the Original Comprehensive Services Framework Agreement and the connected transactions were approved at the extraordinary general meeting held on 28 June 2005. As at the date of this announcement, the terms of the Original Comprehensive Services Framework Agreement and the connected transactions continue to have full effect and remain unchanged. However, as the Original Comprehensive Services Framework Agreement will expire soon on 31 December 2007, the Board proposes the Company to enter into a new Product Comprehensive Services Framework Agreement with China Petrochemical Corporation so as to continue to obtain petrochemical industry insurance agency services from China Petrochemical Corporation and its associates for the three years ending 31 December 2010.

Reasons for such transactions: Captive insurance has been widely adopted in the petrochemical industry. The Ministry of Finance has already granted approval for China Petrochemical Corporation to provide captive insurance services to its affiliates. In light of the size of the Company’s operation, the Company finds it difficult to identify suitable insurance firms to provide insurance coverage for its property, facilities and inventory at a reasonable insurance premium in the PRC. The Company believes that maintaining a suitable insurance coverage over the Company’s operation is important and will minimize the Company’s risk exposure. Obtaining insurance services from China Petrochemical Corporation allows the Company to secure essential insurance coverage over its operation and is therefore beneficial to the Company.

Pricing: Pursuant to the Comprehensive Services Framework Agreement, the premiums payable to China Petrochemical Corporation and its associates in relation to the provision of petrochemical industry insurance agency services under the Comprehensive Services Framework Agreement are priced according to the relevant administrative measures promulgated by the Ministry of Finance and China Petrochemical Corporation which provided that such premiums should be calculated based on the fixed asset value and the inventory of the Company.

The Company will pay the insurance premiums by way of cash payments in accordance with the terms set out in each of the individual insurance policies for such petrochemical industry insurance services.

Annual caps: For the three years ending 31 December 2008, 2009 and 2010, the Company proposes that the annual insurance premiums payable to China Petrochemical Corporation and its associates shall not, in aggregate, exceed the annual caps of RMB0.11 billion, RMB0.12 billion and RMB0.13 billion, respectively. In 2005, the then Independent Shareholders of the Company approved the annual caps of RMB0.1 billion, RMB0.11 billion and RMB0.15 billion in relation to the provision of petrochemical industry insurance services for the two years ended 31 December 2005 and 2006 and the year ending 31 December 2007, respectively. The annual caps for 2005 and 2006 were not exceeded and based on the current estimate, the Company is of the view that it is highly unlikely that the annual cap for 2007 will be exceeded.

The annual caps referred to above are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the provision of petrochemical industry insurance services by China Petrochemical Corporation and its associates;

(b)	the Company’s estimate of the growth in the value of its facilities in view of the Company’s existing and future development; and

(c)	the Company’s estimate of the increase in the market prices for the provision of petrochemical industry insurance services in the PRC.

Besides, the Company has recently completed the construction of certain facilities, including the 380,000 tonnes per year ethylene glycol project (completed on 3 March 2007) and the 3,300,000 tonnes per year diesel hydrogenation project (completed on 18 June 2007). The proposed 1,200,000 tonnes per year delayed coking facility and the 600,000 tonnes per year PX aromatics complex are also expected to be constructed. These newly completed and proposed projects will substantially increase the Company’s production capacity. Accordingly, the Company expects its petrochemical industry insurance premiums to increase in 2008, 2009 and 2010, in order to obtain sufficient insurance coverage for such newly constructed facilities and proposed facilities.

2.3.8	Provision of financial services

Background: Sinopec Finance Company Limited (“Sinopec Finance”) is a non-bank finance company approved and regulated by the PBOC and the CBRC, and is an associate of China Petrochemical Corporation. Since the Company’s initial public offering on 6 July 1993, the Company has been obtaining from Sinopec Finance, an associate of China Petrochemical Corporation, financial services including:

•	deposit services;

•	loan services;

•	financing lease services;

•	bill acceptance or discounting services;

•	letter of credit services;

•	trust loan and trust investment services;

•	guarantee services;

•	settlement services;

•	internet banking services; and

•	any other services provided by Sinopec Finance Company Limited as approved by the CBRC.

Essentially, Sinopec Financial is a centralized body that helps the Company in collecting and making payments. Loans will be granted by Sinopec Finance to the Company, from time to time, on a temporary basis on normal commercial terms and on an unsecured basis. As such, pursuant to rule 14A.65(4) of the Hong Kong Listing Rules, such loans will be considered to be financial assistance, exempt from reporting, announcement and independent shareholders’ approval requirements.

The table below sets forth the historical figures of the aggregate fees the Company paid to Sinopec Finance Company Limited for each of the two years ended 31 December 2005 and 2006 and for the six months ended 30 June 2007:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2005	2006	2007
Aggregate fees the Company paid to Sinopec Finance Company Limited	6	7	1

The Company entered into the Original Comprehensive Services Framework Agreement, which included the continuing connected transaction regarding the provision of financial services, with China Petrochemical Corporation on 28 April 2005. The terms of the Original Comprehensive Services Framework Agreement and the connected transactions were approved at the extraordinary general meeting held on 28 June 2005. As at the date of this announcement, the terms of the Original Comprehensive Services Framework Agreement and the connected transactions continue to have full effect remain unchanged. However, as the Original Comprehensive Services Framework Agreement will expire soon on 31 December 2007, the Board proposes the Company to enter into a new Product Comprehensive Services Framework Agreement with China Petrochemical Corporation so as to continue to obtain financial services from Sinopec Finance for the three years ending 31 December 2008, 2009 and 2010.

Reasons for such transactions: The Company considers that having reliable and co-operative financial services are important to its business as the nature of the Company’s business means that transactions often involve payment of large sums of money. The ability to obtain timely financial services, such as loan facilities, negotiable instrument services and so forth is essential to the Company. The financial services provided by Sinopec Finance have always been for the benefit of the Company and are, in the Company’s opinion, generally on more attractive terms as compared to the terms offered by other financial institutions.

Pricing: The fees and charges payable by the Company to China Petrochemical Corporation and its associates under the Comprehensive Services Framework Agreement are determined by reference to the applicable fees and changes specified by the PBOC and the CBRC for the relevant services from time to time, and if neither the PBOC nor the CBRC has specified a fee or charge for a particular service, then the services will be provided by Sinopec Finance on terms no less favorable than terms available from the commercial banks in China.

The Company will settle the fees and charges by way of cash payments in accordance with the payment terms set out in each of the individual financing agreements to be entered into with Sinopec Finance for the provision of such financial services.

Annual caps: For the three years ending 31 December 2008, 2009 and 2010, the Company proposes the annual fees (e.g. interests) payable in relation to the provision of financial services to China Petrochemical Corporation and its associates shall not, in aggregate, exceed the annual caps of RMB40 million, RMB45 million and RMB50 million, respectively. In 2005, the then Independent Shareholders of the Company approved the annual caps of RMB6 million, RMB7 million and RMB9 million in relation to the provision of financial services for the two years ended 31 December 2005 and 2006 and the year ending 31 December 2007, respectively. The annual caps for 2006 were not exceeded and based on the current estimate, the Company is of the view that it is highly unlikely that the annual cap for 2007 will be exceeded.

The annual caps referred to above are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the provision of financial services by Sinopec Finance Company Limited;

(b)	the Company’s estimate of its business growth;

(c)	the Company’s volume of transactions involving the use of financial services; and

(d)	the Company’s estimate of the increase in the market prices of financial services.

The Company expects to incur additional costs for financial services, as a result of the Company’s anticipated increase in its purchases of raw materials and its sale of petroleum products.

The Company is aware that the proposed annual cap for the year ending 31 December 2008 has increased substantially as compared to the previous caps. This is because due to the expansion of the Company’s production scale as explained above, the Board considers that it will further increase the Company’s funding needs. The Company would strongly prefer to have the flexibility of obtaining loans and other financial services from Sinopec Finance instead of other financial institutions because from the Company’s previous experiences in dealing with Sinopec Finance, Sinopec Finance may offer financing terms which are more attractive than the terms offered by other financial institutions (e.g. for loans, it may offer below-market interest rates to the Company). The Company proposed the aforementioned annual caps after taking such factors into account.

3.	BOARD APPROVAL & APPROVAL OF INDEPENDENT SHAREHOLDERS

At the 23rd meeting of the 5th session of the Board on 19 October 2007, the Board approved each of the Continuing Connected Transactions and the execution of the Framework Agreements.

The Board takes the view that the terms of the Continuing Connected Transactions (including the proposed annual caps) and the Framework Agreements are fair and reasonable, on normal commercial terms and are entered into in the usual and ordinary course of business and that the Continuing Connected Transactions and the Framework Agreements are in the interests of the Company and its Shareholders as a whole. The view of the independent non-executive Directors, subject to the advice of an independent financial adviser, will be stated in a circular to be despatched to the Shareholders.

The Company will seek Independent Shareholders’ approval of the terms of the Continuing Connected Transactions and the Framework Agreements, as well as the proposed annual caps for the three years ending 31 December 2008, 2009 and 2010, on the relevant Continuing Connected Transactions. In addition, the Company shall comply with the relevant requirements under Chapter 14A of the Hong Kong Listing Rules in relation to the Continuing Connected Transactions and the Framework Agreements.

4.	DESPATCH OF SHAREHOLDERS’ CIRCULAR

The Company will appoint an independent financial adviser to the Independent Board Committee. A circular containing, amongst other things, details of the terms of the Continuing Connected Transactions and the Framework Agreements, letters from the Independent Board Committee and from the independent financial adviser, and a notice to Shareholders convening an extraordinary general meeting of the Company to approve the terms of the Continuing Connected Transactions and the Framework Agreements as well as the proposed annual caps for the three years ending 31 December 2008, 31 December 2009 and 31 December 2010 on the relevant Continuing Connected Transactions will be despatched to the Shareholders as soon as practicable in accordance with the requirements of the Hong Kong Listing Rules.

5.	GENERAL INFORMATION

The Company is a highly integrated petrochemical enterprise which processes crude oil into synthetic fibres, resins, plastics, intermediate petrochemicals and petroleum products.

6.	APPROVAL PROCEDURES

The Continuing Connected Transactions were approved by the Directors at the 23rd meeting of the 5th session of the Board. Directors Mr. Lei Dianwu and Mr. Xiang Hanyin, who were deemed interested in these transactions as they are representatives of China Petroleum & Chemical Corporation (which is required to abstain from voting at the relevant Shareholders’ meeting to be convened to approve the Continuing Connected Transactions) in the Company, abstained from voting at the Board meeting.

Prior to the approval by the Board, information relating to the Continuing Connected Transactions was submitted to the independent non-executive Directors for review and approval. The independent non-executive Directors of the Company considered that the above transactions were carried out in the normal course of business and were conducted in accordance with market principles. The prices related to the connected transactions were determined on the basis of market prices and were fair and reasonable. The Continuing Connected Transactions and the Framework Agreements complied with market principles and are fair and reasonable, and nothing therein is contrary to the interests of the Company and its Independent Shareholders.

The Continuing Connected Transactions will be subject to approval at the extraordinary general meeting of the Company. Shareholders who are interested in the Continuing Connected Transactions (being China Petroleum & Chemical Corporation) will abstain from voting at the extraordinary general meeting of the Company.

7.	DOCUMENTS AVAILABLE FOR INSPECTION

1.	Minutes and resolutions for the 23rd meeting of the 5th session of the Board.

2.	Opinions provided by the independent non-executive Directors.

3.	Copies of the contracts regarding the connected transactions.

8.	DEFINITIONS

In this announcement, unless the context otherwise requires the following expressions have the following meanings

“associate”	has the meaning given to it by the Hong Kong Listing Rules

“Board”	the board of Directors of the Company

“CBRC”	China Banking Regulatory Commission

“China Petrochemical Corporation”	a wholly State-owned company organized in the PRC

“China Petroleum & Chemical Corporation”	a company organized in the PRC and listed on the Main Board of the Hong Kong Stock Exchange (with stock code 386) as well as in New York, London and Shanghai

“Company”	Sinopec Shanghai Petrochemical Company Limited, a company organized in the PRC and listed on the Main Board of the Hong Kong Stock Exchange as well as in Shanghai and New York

“Continuing Connected Transactions”	the on-going connected transactions to be conducted by the Company and China Petrochemical Corporation, China Petroleum & Chemical Corporation and its associates in respect of (i) purchase of raw materials by the Company; (ii) sale of petroleum products by the Company; (iii) sale of petrochemical products by the Company; (iv) leasing of properties by the Company; (v) agency sale of petrochemical products by the Company; (vi) provision of construction, installation and engineering design services; (vii) petrochemical industry insurance services and (viii) provision of financial services by China Petrochemical Corporation, the terms of which are set out in the Framework Agreements

“Comprehensive Services Framework Agreement”	the framework agreement dated 19 October 2007 entered into between the Company and China Petrochemical Corporation in relation to the provision by China Petrochemical Corporation and its associates of certain services to the Company

“Director(s)”	director(s) of the Company, including independent non-executive Directors

“Framework Agreements”	the Product Supply and Sale Services Framework Agreement and the Comprehensive Services Framework Agreement

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Independent Board Committee”	the committee of independent non-executive Directors, consisting of Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong, which has been formed to advise the Independent Shareholders in respect of the terms of the Continuing Connected Transactions and the proposed annual caps for three years ending 31 December 2010 on each of the Continuing Connected Transactions

“Independent Shareholders”	Shareholders other than China Petroleum & Chemical Corporation and its associates

“PBOC”	People’s Bank of China

“RMB”	Renminbi, the lawful currency of China

“Product Supply and Sale Services Framework Agreement”	the product supply and sale services framework agreement dated 19 October 2007 entered into between the Company and China Petroleum & Chemical Corporation in relation to the purchase of raw materials, the sale of petroleum products and petrochemical products, the provision of property leasing services, and the provision of agency sale services of petrochemical products

“Shanghai Listing Rules”	the listing rules of the Shanghai Stock Exchange

“Shareholders”	the shareholders of the Company

By	Order of the Board
Zhang Jingming
Company Secretary

Shanghai, PRC, 19 October 2007

As at the date of this announcement, the executive Directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive Directors of the Company are Lei Dianwu and Xiang Hanyin; and the independent non-executive Directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.